Exhibit 12(a)

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended September 30,	Years Ended March 31,
	2013	2013	2012	2011	2010	2009
Earnings (loss) from continuing operations before income tax provision	$181,738	$(510,607)	$303,083	$365,197	$329,656	$(3,188,197)
Fixed Charges:
Interest Expense	24,978	57,903	86,236	89,598	124,573	177,588
Interest on uncertain tax positions included in earnings (loss) from continuing operations before income tax provision(1)	949	5,016	1,348	2,559	1,700	5,217
Portion of rental expenses representative of interest factor(2)	20,623	41,246	41,992	42,074	43,066	37,487

Earnings (loss) available for fixed charges	$228,288	$(406,442)	$432,659	$499,428	$498,995	$(2,967,905)

Fixed Charges:
Interest Expense	$25,927	$62,919	$87,584	$92,157	$126,273	$182,805
Interest expense included in interest expense not related to third party indebtedness(1)	(949)	(5,016)	(1,348)	(2,559)	(1,700)	(5,217)
Portion of rental expense representative of interest factor(2)	20,623	41,246	41,992	42,074	43,066	37,487

Total Fixed Charges	$45,601	$99,149	$128,228	$131,672	$167,639	$215,075

Consolidated ratio of earnings (loss) to fixed charges	5.0	(4.1)	3.4	3.8	3.0	(13.8)

(1)	The portion of interest related to uncertain tax positions is excluded from the calculation.
(2)	The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Market Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.